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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                              (Amendment No._____)*


                          Triton Network Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   896775103
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                                 (CUSIP Number)

                               February 14, 2001
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     (Continued on following page(s))
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===============================================================================

  CUSIP NO.  896775103 for Common Stock
             ---------
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 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Lockheed Martin Corporation      I.D. No. 52-1893632
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [_]

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 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
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     NUMBER OF       5    SOLE VOTING POWER
      SHARES
    BENEFICALLY           2,000,000
                   -----------------------------------------------------------
                     6    SHARED VOTING POWER

     OWNED BY             NONE
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER
     REPORTING
                          2,000,000
                   -----------------------------------------------------------
      PERSON         8    SHARED DISPOSITIVE POWER
       WITH
                          NONE
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 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,000,000 shares
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    [_]

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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.7%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
------------------------------------------------------------------------------
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                   SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).  Name of Issuer:

            Triton Network Systems, Inc.

Item 1(b).  Name of Issuer's Principal Executive Offices:

            8529 South Park Circle
            Orlando, Florida 32819

Item 2(a).  Name of Person Filing:

            Lockheed Martin Corporation

Item 2(b).  Address or Principal Business Office or, if None, Residence:

            6801 Rockledge Drive, Bethesda, Maryland  20817

Item 2(c).  Citizenship:

            Maryland

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            896775103

Item 3.     Not applicable.

Item 4.     Ownership

            (a)  Amount Beneficially Owned:

                 2,000,000

            (b)  Percent of Class:

                 5.7%

            (c)  Number of shares as to which such person has:


                 (i)   sole power to vote or to direct the vote:

                       2,000,000

                 (ii)  shared power to vote or to direct the vote:

                       None

                 (iii) sole power to dispose or to direct the disposition of:

                       2,000,000
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                 (iv)  shared power to dispose or to direct the disposition of:

                       None


Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  February 14, 2001
      -----------------



/s/ Frank H. Menaker, Jr.
------------------------------
Frank H. Menaker, Jr.
Senior Vice President and General Counsel